K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000	www.klgates.com

December 31, 2009

VIA EDGAR

Mary A. Cole

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

RE:	Grail Advisors ETF Trust
File Nos.: 811-22154; 333-148082

Dear Ms. Cole:

This letter responds to comments you provided to us orally on November 18, 2009, concerning the registration statement on Form N-1A of Grail Advisors ETF Trust (the “Trust”).  Your comments related to Post-Effective Amendment No. 3 to the Trust’s registration statement, filed on October 5, 2009, concerning two new series of the Trust, the Grail McDonnell Intermediate Municipal Bond ETF (“Municipal ETF”) and the Grail McDonnell Core Taxable Bond ETF (“Taxable ETF,” and together, the “ETFs”).  Post-Effective Amendment No. 7 (the “PEA”), reflecting responses to your comments and other matters, is being filed concurrently herewith.

Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA.  For ease of reference, we have set forth below each of your comments, followed immediately by the Trust’s response to the comment.

1.                                      Comment.  The second paragraph in each ETF’s Principal Investment Strategies section provides in relevant part as follows:

McDonnell … adheres to a … total return investment philosophy in which the investment team seeks to reduce the ETF’s exposure to interest rate risk by limiting dependence on the timing of purchases and sales … by controlling … interest rate sensitivity … relative to the benchmark.  McDonnell looks for opportunities to outperform the ETF’s stated risk tolerance / benchmark by identifying relative value opportunities among sectors and securities, and exploiting the changing shape of the yield curve.

(a) As required by Rule 421 of Regulation C (the “plain English” rule), please simplify the disclosure regarding how the investment team reduces the ETF’s exposure to interest rate risk.  Specifically, please clarify what it means to “limit[] the dependence on the timing of purchases and sales” and how “controlling interest rate sensitivity” limits the portfolio’s depending on the timing of purchases and sales.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

(b)  The first sentence of the disclosure (quoted above) indicates that McDonnell employs a “total return investment philosophy.”  The remainder of the disclosure, however, largely describes investment strategies based on interest rate considerations.  Please confirm that McDonnell will make investments on the basis of a “total return” philosophy and revise the disclosure to include a discussion of other considerations, including (if accurate) credit analysis.  Alternatively, please revise the description of McDonnell’s investment philosophy as one based on total return.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

(c)  Please delete the reference to the “ETF’s stated … benchmark” or identify such benchmark in the disclosure.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

2.                                      Comment:  In connection with the third paragraph of the Principal Investment Strategies of the Municipal ETF, please explain supplementally why it is appropriate for the ETF to consider pre-refunded bonds and escrowed to maturity municipal securities to be investment grade, regardless of their rating.

RESPONSE:  The ETF considers pre-refunded bonds and escrowed to maturity municipal securities to be investment grade, regardless of their rating, because municipalities have deposited funds sufficient to pay principal and interest on such securities.  The deposited funds are generally invested in U.S. Treasuries or agencies, with principal and interest from these investments being used (with limited exceptions) to pay principal and interest on the issue.  As such, the ETF considers the investments purchased with the deposited funds, rather than the municipal securities, to be the relevant determinant of credit quality making these types of securities nearly as safe as U.S. Treasuries, but tax-free.  If the deposited funds are invested in something other than U.S. Treasuries or agencies, which is rare, the ETF may not consider the pre-refunded municipal bonds or escrowed to maturity municipal securities to be investment grade.

3.                                      Comment:  On page 21 of the prospectus, please revise the disclosure regarding Dawn Daggy-Mangerson to clarify her business experience for the preceding five years by, for example, including the dates of her tenure at ABN AMRO.

RESPONSE:  The Trust has revised the disclosure consistent with the Staff’s comment.

4.                                      Comment:  Please remove from the Municipal and Taxable Composites (on pages 23-24 of the prospectus) “the portion of assets in [them] … representing carve-outs” or explain why their inclusion is permissible.

RESPONSE:  McDonnell has a long history of servicing managed accounts and provides managed account investors with the option to access a single strategy managed by McDonnell or multiples strategies managed by McDonnell.  While certain managed account investors opt for McDonnell to employ one investment strategy for their account (“single-strategy accounts”), others opt for McDonnell to employ more than one investment strategy for their account (“multi-strategy accounts”) by allocating different portions (“sleeves”) of the entire account to different strategies.  With respect to multi-strategy accounts, McDonnell manages that portion of the account (the “carve out”) on a discretionary basis and it is structured materially the same as a single-strategy managed account employing the same strategy.  Thus, for example, that sleeve of a multi-strategy account that is allocated to McDonnell’s Core Taxable Bond Composite(1) has a substantially similar risk profile as a single-strategy account managed pursuant to the Core Taxable Bond Composite.

As of September 30, 2009, the date of the Composites to be shown in the ETFs’ prospectus, no portion of the Municipal Composite represented a carve out.  Stated differently, all accounts managed pursuant to McDonnell’s 3-15 year municipal security composite are single-strategy accounts and the Municipal Composite will include all of these accounts.

As of September 30, 2009, of the eight accounts represented in the Taxable Composite, three represented carve outs of multi-strategy accounts and five represented single-strategy accounts.  As explained above, this means that one sleeve of each of these accounts employs McDonnell’s Core Taxable Bond Composite, which is the strategy McDonnell will follow in managing the Grail McDonnell Core Taxable Bond ETF.  The other sleeves of these three multi-strategy accounts employ different investment strategies and the performance of these other sleeves is not represented in the Taxable Composite.  In this way, only assets that are managed pursuant to a strategy that is substantially similar to the strategy to be used by the Grail McDonnell Core Taxable Bond ETF are included in the Taxable Composite.  To exclude the carve outs would mean that the Taxable Composite would be comprised of less information (i.e., fewer accounts) than proposed, despite the fact that additional information is available on assets managed pursuant to a strategy that is managed in a substantially similar manner to that to be used by the ETF.  Registrant believes that excluding such information runs counter to the principles of the Nicholas-Applegate letter, as discussed below.

(1)  Since the October 5 filing, McDonnell changed the name of one Composite from “Core Aggregate Opportunistic US$ Only “BB” Performance Composite” to “Core Taxable Bond Composite.”

McDonnell maintains its composite in accordance with the Global Investment Performance Standards (“GIPS”) and has had its GIPS compliance verified by an independent firm.  The use and appropriateness of including carve outs in performance presentations is discussed in GIPS Guidance Statement on Treatment of Carve-Outs (revised, effective January 1, 2006) (the “Carve Out Guidance”).  The Carve Out Guidance provides that carve outs may be included in composites, such as the Taxable Composite, provided a number of guiding principles are satisfied.  These principles require fair representation and full disclosure, and the avoidance of misleading information.  The principles require that a carve out be discretionary and structured materially the same as a portfolio dedicated to the strategy and have a risk profile that is substantially similar.  Further, they require the firm to establish policies for the creation, use and calculation of carve outs, and to apply the policy consistently.

Beginning January 1, 2010, the GIPS standards concerning carve outs will strengthen certain other principles concerning the management and allocation of cash to the carve out.(2)  Many of these other conditions were recommended, but not required, for periods prior to January 1, 2010.  After January 1, 2010, even if a firm discontinues carve outs for subsequent periods, the past performance record of the composite using pre-January 1, 2010 cash allocation methods must be left unchanged within the same composite in which carve outs were included and the firm must disclose the historical inclusion of carve outs and the period of inclusion.  McDonnell has informed Registrant that it has managed, and that it intends to continue to manage, the carve out

(2)  The Carve Out Guidance provides that, beginning January 1, 2010, the following guiding principles must be met when a firm considers creating carve outs:

•                                          The carve-out must be managed separately (i.e., the segment must be managed as if it were a separate portfolio, rather than a segment of a larger portfolio).

•                                          The carve-out must be representative of a stand-alone portfolio managed to the same strategy.

•                                          If a firm creates a carve-out of a particular strategy, then all similar portfolio segments managed to that strategy must also be carved-out and included in the composite (e.g., if the equity segment of a balanced portfolio is carved-out and included in an equity composite, then all similar equity segments of the firm’s portfolios must be carved-out and included in the equity composite, provided the other conditions in the Carve Out Guidance are met).

•                                          If a firm chooses to carve-out a portion of a portfolio, they are not compelled to carve-out other parts of the portfolio.

•                                          When presenting net-of-fees performance of composites containing carve-outs, fees must be deducted from the carved-out returns.  The fees must be representative of the fees charged for a separately managed portfolio for the asset class carved out considering the fee schedule for the composite containing the carve-outs.

•                                          The carve-out must have its own cash.  The Carve Out Guidance provides possible methods for properly accounting for the cash positions.

portions of the Taxable Composite in accordance with the principles set forth in the Carve Out Guidance and applicable GIPS requirements.  Because the Taxable Composite meets applicable GIPS requirements, including detailed principles concerning the use of carve outs, there is nothing inherent about carve outs that meet the GIPS principles that should disqualify their use in the Taxable Composite shown in the ETFs’ prospectus.

The requirements for GIPS compliance are in many respects more detailed than applicable staff guidance, although the fundamental principles are the same:  to provide a fair representation of the information and to avoid presenting the information in a misleading manner.  Since 1996, the SEC staff has permitted registered funds to include in their prospectuses, as related performance, composite performance achieved by the portfolio manager for private client accounts managed with investment objectives, policies and strategies substantially similar to those to be employed by the manager for the registered fund (“Similar SMAs”), “provided that such information is not presented in a misleading manner and does not obscure or impede understanding of information that is required” in the fund’s prospectus.(3)  To rely on Nicholas-Applegate:

The related performance presented should be for all of the adviser’s Similar SMAs, and specific accounts should not be included or excluded (i.e., “cherry picked”) to improve the performance presented;

The related performance should be compared to an appropriate securities index;

The private account performance cannot be given greater prominence than the fund’s performance;

The fund prospectus should be clear that the performance presented relates to the Similar SMAs and should not be seen as indicative of the future performance of the fund.

The ETFs’ prospectus complies with all of these requirements.

The prospectus shows performance of private client accounts managed by McDonnell with investment objectives, policies and strategies substantially similar to those it would employ in managing the ETFs.  The private client accounts included in the composite are all of the Similar SMAs (as defined above) managed by McDonnell, including relevant

(3) Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).  See also Bramwell Growth Fund (pub. avail. Aug. 7, 1996) (agreeing not to recommend enforcement action for presentation in fund prospectus of performance achieved by portfolio manager on behalf of another fund at a prior employer); Horizon Asset Management, LLC (pub. avail. Sept. 13, 1996) (agreeing not to recommend enforcement action under Section 206(4) of the Investment Advisers Act of 1940 or Rule 206(4)-1 thereunder when portfolio manager who achieved performance changes adviser-employer and advertises performance achieved at former adviser-employer).

portions of accounts with broader mandates; no Similar SMAs are excluded from the composite.  Indeed, McDonnell has informed the registrant that, given the substantial similarities between its management of the Similar SMAs and its intended management of the ETFs, it expects to include performance of the ETFs in its Composites in the future.(4)

The related performance will be compared to an appropriate securities market index.

The related performance presentation is completely separate from, and less prominent than, the performance presentation for the ETFs themselves,(5) appearing much later in the prospectus and under a distinct and separate heading captioned “The McDonnell Portfolio Manager’s Performance Information.”  Further, in the future, if the ETFs use a summary prospectus, each ETF’s performance, and not McDonnell’s related performance, would appear in the summary prospectus.

The related performance presentation includes clear disclosure, including partially in bold text, that the performance presented was achieved by McDonnell for Similar SMAs and should not be seen as indicative of the future performance of either ETF.  It also contains disclosure that the private accounts in the composite may not have been subject to certain investment limitations, diversification requirements and other restrictions imposed on registered investment companies, such as the ETFs, which, if applicable, might have adversely affected the performance of the private accounts in the Composites.  The ETFs’ prospectus further discloses that the information presented is limited and may not reflect performance in all economic cycles.

In sum, McDonnell’s related performance, as presented in the prospectus, fully complies with the applicable conditions set forth in Nicholas-Applegate.  The inclusion of carve outs in the Taxable Composite, as permitted by and presented in accordance with GIPS and relevant GIPS guidance, and as verified by an independent firm, does not impact this analysis.

The inclusion of the Composites will provide investors with more complete and accurate information about the ETFs and their portfolio managers on which to base an investment decision.  To begin, including such information in the prospectus will appropriately inform

(4)  GIPS compliance requires, among other things, that all substantially similarly-managed accounts be included in the composite.  McDonnell has informed the registrant that it has discussed the future inclusion of the ETFs in its Composites with its independent GIPS verifier, and that excluding the ETFs from the Composites would be difficult to justify given the substantially similar manner in which McDonnell intends to manage the ETFs and the Similar SMAs.

(5) Because the ETFs are new, they do not have performance records, and the prospectus sections captioned “Performance” indicate this.

investors that McDonnell has experience managing assets pursuant to the ETFs’ strategies.  Excluding this information deprives investors of this relevant information.  The Composites will show potential investors McDonnell’s relevant performance information over various periods, providing investors information on how McDonnell’s strategies have performed during different market cycles, for better or worse.  Both of the Composites have, generally, generated annual periods of positive absolute returns while generating both annual periods of outperformance and underperformance on a relative basis versus the respective Composite benchmarks.

Further, presenting this information is expected to be critical to the success of the ETFs.  The ETFs will compete for investor dollars against both index-based ETFs, traditional actively managed mutual funds, and recently-launched actively managed ETFs, and in deciding where to invest their dollars, investors may be expected — not unreasonably — to want to review relevant performance information as part of their investment evaluation and selection process.  Thus, the success of the ETFs, like other actively-managed funds (ETF and otherwise) depends on communicating the portfolio manager’s research and stock selection capabilities to potential investors as it is, in effect, these portfolio manager “skills” that an investor is purchasing.

*                                         *                                         *                                         *                                         *

If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9475 or Kurt Decko at (415) 249-1053.

Very truly yours,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	William M. Thomas, Grail Advisors, LLC
Phil Cecil, McDonnell Investment Management
Kurt J. Decko, K&L Gates LLP